UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, Rue De Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 28, 2022, NeoGames S.A (NASDAQ: NGMS) issued a press release titled "NeoGames Announces Landmark Agreement with Intralot do Brasil to Launch iLottery and Online Sports Betting". A copy of this press release is attached to this form 6-K as exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated June 18, 2022, titled " NeoGames Announces Landmark Agreement with Intralot do Brasil to Launch iLottery and Online Sports Betting”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: June 28, 2022